UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Approval of Board of Directors

Regarding the Stock Exchange with Woori Investment Bank Co., Ltd.

On May 26, 2023, the board of directors of Woori Financial Group Inc. (“Woori Financial Group”) passed a resolution to approve a stock exchange agreement with Woori Investment Bank Co., Ltd. (“Woori Investment Bank”) to incorporate Woori Investment Bank as a wholly owned subsidiary of Woori Financial Group. On July 21, 2023, Woori Financial Group obtained the approval of its board of directors in lieu of holding a shareholders’ meeting for the stock exchange.

For more details about this stock exchange, please refer to the prior disclosures on the forms listed below.

•	Form 6-K on May 26, 2023, Report of a Material Event – Resolution regarding Stock Exchange

•	Form 6-K on May 26, 2023, Notice of Record Date

•	Form 6-K/A on June 1, 2023, Report of a Material Event – Resolution regarding Stock Exchange

•	Form 6-K on June 5, 2023, Notice of Small-Scale Stock Exchange

•	Form 6-K/A on June 16, 2023, Report of a Material Event – Resolution regarding Stock Exchange

•	Form CB on July 7, 2023, Tender Offer/Rights Offering Notification Form

•	Form F-X on July 7, 2023, Appointment of Agent for Service of Process and Undertaking

ø	Remaining major events

•	Effective date of stock exchange : August 8, 2023(expected)

•	Listing of new shares of Woori Financial Group : August 28, 2023(expected)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: July 21, 2023	By: /s/ Sung-Wook Lee
(Signature)
Name: Sung-Wook Lee
Title: Deputy President